THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02 APR 15 AM 9:31

620 Avenue of the Americas

DEPOSITARY RECEIPTS

March 25, 2002

02028350

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: **Mitsubishi Corporation - File Number 82-3784**

Dear Sirs:

At the request of Mitsubishi Corporation, we are enclosing a copy of their:

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

- **Notice of Establishment of Pension Trust**

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

4/15

Translation of report filed with the Tokyo Stock Exchange on March 25, 2002.

Notice of Establishment of Pension Trust

Mitsubishi Corporation wishes to serve notice that today it made an additional contribution of stock held by the company to a pension trust fund. The additional contribution was made to improve its funded status.

1. **Establishment Date of Trust**
   March 25, 2002

2. **Amount Contributed for Establishment of Trust**
   Approximately ¥40.0 billion

3. **Effect on Earnings for Fiscal Year Ending March 31, 2002**
   Under U.S. GAAPs, the company will recognize a gain on marketable securities and investments of approximately ¥26.0 billion.

   At the present time, no change will be made to the company's projected results for the fiscal year ending March 31, 2002, released at the company's interim earnings announcement on November 15, 2001.